FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 1, 2011

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated February 1, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 30, 2011

ARM HOLDINGS PLC.

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Item 1

ARM HOLDINGS PLC REPORTS RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2010
A presentation of the results will be webcast today at 09:30 GMT at www.arm.com/ir

CAMBRIDGE, UK, 1 February 2011—ARM Holdings plc announces its unaudited financial results for the fourth quarter and full year ended 31 December 2010.  ARM continues to gain share as market leaders adopt ARM technology for a broadening range of end-markets, increasing ARM’s long-term royalty opportunity

Q4 Financial Summary	Normalised*			IFRS
	Q4 2010	Q4 2009	% Change	Q4 2010	Q4 2009
Revenue ($m)	179.6	140.0	28%	179.6	140.0
Revenue (£m)	113.9	85.2	34%	113.9	85.2
Operating margin	41.1%	37.3%		30.1%	23.0%
Profit before tax (£m)	47.6	32.3	47%	34.9	20.1
Earnings per share (pence)	2.90	1.79	62%	2.19	1.32
Net cash generation (£m)**	40.7	30.7
Effective revenue fx rate ($/£)	1.58	1.64

FY Financial Summary	Normalised*			IFRS
	FY 2010	FY 2009	% Change	FY 2010	FY 2009
Revenue ($m)	631.3	489.5	29%	631.3	489.5
Revenue (£m)	406.6	305.0	33%	406.6	305.0
Operating margin	40.4%	31.2%		26.3%	15.0%
Profit before tax (£m)	167.4	96.8	73%	110.0	47.3
Earnings per share (pence)	9.34	5.45	71%	6.36	3.11
Net cash generation (£m)**	179.9	86.1
Effective revenue fx rate ($/£)	1.55	1.60

Progress on key growth drivers in Q4
•	Growth in adoption of ARM processor technology
o	35 processor licenses signed for a range of applications including smartphones, mobile computers, servers and smartcards
o	Microsoft announced that future generations of Windows operating system will support ARM-based chips
o	NVIDIA licensed both Cortex™-A15 and the next-generation ARM architecture for computing markets
o	Strong licensing drives a 35% sequential increase in order backlog
•	Growth in mobile applications
o	1.1 billion ARM-processor based chips shipped into mobile devices
•	Growth beyond mobile into consumer electronics and embedded products
o	0.7 billion ARM-processor based chips shipped into everything from smart-meters to solid-state drives
•	Growth in outsourcing of new technology
o	Physical IP: Freescale became ARM’s first subscription licensee for physical IP at an advanced technology node; and a foundry licensed a royalty-bearing platform of physical IP.
o	Graphics: 8 licenses for Mali™, ARM’s advanced graphics processor

Warren East, Chief Executive Officer, said:
“ARM continues to sign licenses with influential market leaders in an increasingly digital world, and as the industry chooses ARM technology in a broadening range of electronic products, it further drives our long-term royalty opportunity. The growth in licensing and royalty revenues, throughout 2010, has combined to deliver our highest ever annual revenues, profits and cash generation.

2011 will bring exciting opportunities and challenges as ARM enters competitive new markets and we are well positioned to succeed with leading technology, an innovative business model and a thriving ecosystem of partners.”

Outlook
It is generally expected that, after a strong recovery in 2010, the semiconductor industry will see more typical growth levels in 2011.  With ARM well positioned to continue to gain share, we expect group dollar revenues for the full-year to be at least in line with market expectations.

Q4 2010 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	Q4 2010	Q4 2009	% Change	Q4 2010	Q4 2009	% Change
PD
Licensing	53.8	35.7	51%	34.0	21.5	58%
Royalties	81.9	63.5	29%	52.0	38.4	36%
Total PD	135.7	99.2	37%	86.0	59.9	44%
PIPD
Licensing	11.6	9.2	26%	7.4	5.8	29%
Royalties1	12.0	11.1	8%	7.6	6.7	12%
Total PIPD	23.6	20.3	16%	15.0	12.5	20%
Development Systems	11.6	12.7	-9%	7.4	7.9	-6%
Services	8.7	7.8	12%	5.5	4.9	13%
Total Revenue	179.6	140.0	28%	113.9	85.2	34%
1 Includes catch-up PIPD royalties in Q4 2010 of $0.4m (£0.2m) and in Q4 2009 of $0.8m (£0.5m).

FY 2010 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	FY 2010	FY 2009	% Change	FY 2010	FY 2009	% Change
PD
Licensing	166.9	128.2	30%	105.9	76.5	39%
Royalties2	291.5	208.1	40%	189.4	132.5	43%
Total PD	458.4	336.3	36%	295.3	209.0	41%
PIPD
Licensing	41.3	35.9	15%	26.6	22.0	21%
Royalties1	43.8	36.2	21%	28.3	22.9	23%
Total PIPD	85.1	72.1	18%	54.9	44.9	22%
Development Systems	55.4	51.6	7%	36.0	32.9	9%
Services	32.4	29.5	10%	20.4	18.2	12%
Total Revenue	631.3	489.5	29%	406.6	305.0	33%
1 Includes catch-up PIPD royalties in FY 2010 of $1.8m (£1.1m) and in FY 2009 of $5.0m (£2.6m).
2 Includes catch-up PD royalties in FY 2010 of $9.0m (£6.2m).

Notes
*
Normalised figures are based on IFRS, adjusted for acquisition-related, share-based payment costs and restructuring charges, profit on disposal and impairment of available-for-sale investments and Linaro-related charges. For reconciliations of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 6.1 to 6.16.

**
Before dividends and share buybacks, net cash flows from share option exercises, disposals of available-for-sale investments, investment and acquisition consideration and other items excluded from normalised profits – see notes 6.8 to 6.12.

***
Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars.  Approximately 95% of invoicing is in dollars.

CONTACTS:
Sarah West/Daniel Thöle Brunswick +44 (0)207 404 5959	Tim Score/Ian Thornton ARM Holdings plc +44 (0) 1223 400400

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Total revenues
Total revenues in Q4 2010 were $179.6 million, up 28% on Q4 2009.  Q4 sterling revenues were £113.9 million, up 34% year-on-year. By comparison dollar revenue for the semiconductor industry was up 14% over the equivalent period1.

Total 2010 full-year revenues were $631.3 million, up 29% on 2009.  Full-year sterling revenues were £406.6 million, up 33% on 2009. By comparison dollar revenue for the semiconductor industry was up 23% over the equivalent period2.

License revenues
Total dollar license revenues in Q4 2010 increased by 46% year-on-year to $65.4m, representing 36% of group revenues.  License revenues comprised $53.8 million from PD and $11.6 million from PIPD.

During Q4, several partners entered into long-term commitments to use ARM technology where the revenue associated with these agreements goes into backlog. The revenue for these agreements will be recognised in future quarters as engineering and delivery milestones are achieved. In addition, two new subscription licenses were signed and a third was renewed during the quarter. As a result, group backlog at the end of the quarter was up about 35% sequentially, and about 75% year-on-year, to a record high.

Full-year dollar license revenues were $208.2 million, up 27% on 2009.

Royalty revenues
Royalties are recognised one quarter in arrears with royalties in Q4 generated from semiconductor unit shipments in Q3.  Total dollar royalty revenues in Q4 2010 increased 26% to $93.9 million, representing 52% of group revenues.  Royalty revenues comprised $81.9 million for PD and $12.0 million for PIPD.

PIPD royalties of $12.0 million include $0.4 million of “catch-up” royalties. Underlying royalties for PIPD were up 12% year-on-year to a record high.

Full-year dollar royalty revenues were $335.3 million, up 37% on 2009.  Royalty revenues now represent 53% of ARM’s total revenues, having grown from less than 40% in 2005.  It is expected that royalty revenues will become a greater proportion of Group revenues in the future.

Development Systems and Service revenues
Sales of development systems were $11.6 million in Q4 2010, down 9% on 2009 and representing 7% of group revenues.  Service revenues were $8.7 million in Q4 2010, up 12% and representing 5% of group revenues.

Full-year development systems revenues were $55.4 million, up 7% year-on-year. Full-year service revenues were $32.4 million, up 10% on 2009.

Gross margins
Gross margin in Q4 2010, excluding share-based payment costs of £0.7 million, was 94.9%, compared to 94.3% in Q4 2009.

Full-year gross margin, excluding share-based payment costs of £2.8 million, was 94.3% compared to 92.2% in 2009.

The higher gross margin in 2010 compared to 2009 is due primarily to the higher proportion of royalty and licensing revenue compared to development systems and services revenues.

1 Source: Semiconductor Industry Association, November 2010.  As royalty revenues are recognised one quarter in arrears the “equivalent period” for Q4 2010 is considered to be Q3 2010.
2 Source: Semiconductor Industry Association, November 2010

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Operating expenses and operating margin
Normalised Q4 and full-year income statements for 2010 and 2009 are included in notes 6.13 to 6.16 below which reconcile IFRS to the normalised non-IFRS measures referred to in this earnings release.

Normalised operating expenses (excluding acquisition-related, share-based payments and restructuring charges) in Q4 2010 were £61.2 million compared to £56.6 million in Q3 2010 and £48.6 million in Q4 2009.  The sequential increase in operating expenses in the fourth quarter is due primarily to higher charges for bonus and commission payments than in Q3, arising from the strong revenue and bookings performance in Q4.

Normalised operating expenses in Q1 2011 (assuming effective exchange rates similar to current levels) are expected to be £57-59 million.

Normalised operating margin in Q4 2010 was 41.1%. Normalised operating margin in Q3 2010 and Q4 2009 was 37.7% and 37.3% respectively. Normalised operating margin in the full-year 2010 was 40.4% compared to 31.2% in 2009.

Normalised research and development expenses were £29.6 million in Q4 2010, representing 26% of revenues, compared to £26.4 million in Q3 2010 and £23.9 million in Q4 2009. Normalised sales and marketing costs were £15.9 million in Q4 2010, representing 14% of revenues, compared to £13.3 million in Q3 2010 and £12.7 million in Q4 2009. Normalised general and administrative expenses were £15.7 million in Q4 2010, representing 14% of revenues, compared to £16.9 million in Q3 2010 and £12.0 million in Q4 2009.

Total IFRS operating expenses in Q4 2010 were £73.1 million (Q4 2009: £60.2 million) including £9.9 million (Q4 2009: £7.4 million) in relation to share-based payments and related payroll taxes, and £2.0 million (Q4 2009: £4.2 million) in relation to amortisation of intangible assets, other acquisition-related charges, disposal of investments and restructuring charges.  Total share-based payments and related payroll tax charges of £10.6 million in Q4 2010 were included within cost of revenues (£0.7 million), research and development (£6.4 million), sales and marketing (£2.0 million) and general and administrative (£1.5 million).

Total IFRS operating expenses for full-year 2010 were £273.6 million (2009: £233.9 million), including share-based payments and related payroll taxes of £39.1 million (2009: £23.0 million), amortisation of intangible assets, other acquisition charges, disposal of assets and restructuring charges of £11.0 million (2009: £24.8 million), and Linaro™-related charges of £4.5 million (2009: £nil). Excluding these charges, operating expenses for the full year were £219.0 million, compared to £186.2 million in 2009.

Earnings and taxation
Profit before tax was £34.9 million in Q4 2010 compared to £20.1 million in Q4 2009. After adjusting for acquisition-related, share-based payments and restructuring charges, normalised profit before tax was £47.6 million in Q4 2010 compared to £32.3 million in Q4 2009.  As a result of increased research and development tax credits and the ability by the Group to recognise US deferred tax assets from prior years due to increased profits arising in the Group’s US subsidiary, the Group’s effective normalised tax rate in Q4 2010 was 17.3% (IFRS: 14.9%) giving a full year normalised tax rate of 24.5% (IFRS: 21.9%).  The tax rate under IFRS is lower than the normalised tax rate due primarily to the impact of tax credits arising on share-based payments.  We expect the normalised tax rate for 2011 to be approximately 27%.

In Q4 2010, fully diluted earnings per share prepared under IFRS were 2.19 pence (10.28 cents per ADS3) compared to earnings per share of 1.32 pence (6.38 cents per ADS) in Q4 2009. Normalised fully diluted earnings per share in Q4 2010 were 2.90 pence per share (13.61 cents per ADS) compared to 1.79 pence (8.66 cents per ADS) in Q4 2009.

Full-year 2010 fully diluted earnings per share prepared under IFRS were 6.36 pence compared to earnings per share of 3.11 pence in 2009.  Normalised fully diluted earnings per share for 2010 were 9.34 pence per share compared to 5.45 pence per share in 2009.

Balance sheet
Intangible assets at 31 December 2010 were £544.4 million, comprising goodwill of £532.3 million and other intangible assets of £12.1 million, compared to £516.8 million and £24.7 million respectively at 31 December 2009. The regular review of the carrying value of assets arising on acquisition was performed during Q4 2010 and it was concluded that no impairment was required.

Total accounts receivable were £105.7 million at 31 December 2010, comprising £96.8 million of trade receivables and £8.9 million of amounts recoverable on contracts, compared to £70.7 million at 30 September 2010, comprising £56.8 million of trade receivables and £13.9 million of amounts recoverable on contracts.

3 Each American Depositary Share (ADS) represents three shares.

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Days sales outstanding (DSOs) were 41 at 31 December 2010 compared to 41 at 30 September 2010 and 46 at 31 December 2009.

Cash flow and dividend
Total cash (see note 6.6) at 31 December 2010 was £290.1 million compared to £251.9 million at 30 September 2010.  Normalised cash generation in Q4 2010 was £40.7 million.

The directors recommend payment of a final dividend in respect of 2010 of 1.74 pence per share, up 20%, which taken together with the interim dividend of 1.16 pence per share paid in October 2010, gives a total dividend in respect of 2010 of 2.90 pence per share, an increase of 20% on the total dividend of 2.42 pence per share in 2009. Subject to shareholder approval, the final dividend will be paid on 18 May 2011 to shareholders on the register on 27 April 2011.

Operating review

Backlog
During Q4 several partners entered into long-term commitments to use ARM technology across many of their product lines.  This has led to ARM’s highest ever group order backlog at the end of Q4 2010, up about 35% sequentially and about 75% higher than a year ago.

Processor Licensing
A total of 35 processor licenses were signed in Q4.

ARM processor technology is increasingly being chosen for use across semiconductor companies’ product portfolios.  In Q4 several leading semiconductor companies licensed ARM processor technology for multiple end-markets:
•
NVIDIA licensed Cortex-A15 for use in mobile computing applications, and they also signed an ARM architecture license to develop a range of computer chips for PCs, workstations, servers and supercomputers

•	A major semiconductor company signed a subscription license for a broad range of ARM processors for deployment across their semiconductor product portfolio
•	CSR licensed Cortex-A9 and Cortex-A5 for in-vehicle and portable navigation device markets
•	Three major semiconductor companies signed agreements providing access to multiple ARM processors for use in a range of applications.

Consumer electronics and embedded devices continue to be a major driver for processor licensing with 19 of the new processor licenses being signed for a range of digital products such as computing, digital TV, microcontrollers, networking, smartcard and solid-state drives.  The remaining 16 licenses are initially intended for mobile computers and smartphones.

8 of the licenses were for ARM’s advanced Mali graphics processors for use in smartphones, mobile computers and digital TVs.  19 of the licenses were for ARM’s Cortex processors, including 8 new licenses where ARM technology is being used by a new customer or in a new product line within an existing customer.

Q4 2010 and Cumulative Processor Licensing Analysis
	Existing Customers	New Customers	Quarter Total	Cumulative Total*
ARM7		1	1	174
ARM9	1	1	2	266
ARM11	2	1	3	79
Cortex-A	10	1	11	58
Cortex-R	1		1	20
Cortex-M	4	3	7	83
Mali	8		8	39
Other	2		2	24
Total	28	7	35	743
* Adjusted for licenses that are no longer expected to start generating royalties

In addition, Microsoft announced that future versions of the Microsoft Windows operating system and Microsoft Office software will support low power, system-on-chip platforms from ARM's partners.  This announcement builds on the 13 years of technology development by Microsoft together with ARM and the ARM Partnership, and will give computer manufacturers a broader choice of silicon provider, bringing greater differentiation to consumers.

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Processor Royalties
Royalties are recognised one quarter in arrears with royalties in Q4 generated from semiconductor unit shipments in Q3.  PD royalty revenues in Q4 2010 grew 29% year-on-year.  This compares with industry revenues growing by 14% in the shipment period (i.e. Q3 2010 compared to Q3 2009)4, demonstrating ARM’s market share gains over the last 12 months.

Q4 revenue came from the sale of 1.8 billion ARM-processor based chips, the highest ever number of ARM-processor based chip shipments reported in a quarter.

The Cortex family now represents 13% of units shipped, up from 2% in the same quarter one year ago. This increase is due primarily to Cortex-M series shipments in microcontrollers and wireless networking chips, and Cortex-A series shipments driven by high-end smartphones and mobile computing.

Q4 2010 Processor Royalty Analysis
Processor Family	Unit Shipments	Market Segment	Unit Shipments
ARM7	47%	Mobile	62%
ARM9	29%	Enterprise	14%
ARM11	11%	Home	5%
Cortex	13%	Embedded	19%

ARM gained share in non-mobile end-markets throughout 2010.  Shipments of ARM-processor based microcontrollers grew over 100% year-on-year, compared to about 45% growth for the overall microcontroller market5.  This growth was driven by an increase in sales of Cortex-M family based chips which now comprise about 10% of total ARM shipments.

This strong sequential growth in low-cost microcontrollers has resulted in the average royalty rate decreasing to 4.6 cents in the quarter from 4.7 cents in the prior quarter and 4.9 cents in the same quarter last year.

When calculating the number of ARM-processor based chips per mobile handset, ARM has consistently used handset shipment data provided by Gartner Inc.  Recently Gartner have restated their mobile handset estimates to better reflect grey-market shipments into emerging markets.  ARM will continue to use Gartner’s estimates, and below is our chips per handset analysis based on both their original and restated numbers to allow a comparison.

Full Years	Original	Restated	Quarters	Original	Restated
FY2006	1.5	1.5	Q4-2009	2.4	2.2
FY2007	1.6	1.6	Q1-2010	2.5	2.4
FY2008	1.9	1.9	Q2-2010	2.7	2.4
FY2009	2.1	2.0	Q3-2010	2.7	2.5
FY2010	2.6	2.5	Q4-2010	2.7	2.5

Including an additional 200m low-cost phones into 2010, the average number of ARM-processor based chips per handset6 is lower, however the trend is unchanged; the rapid growth of smartphones and the introduction of mobile computers, such as tablets, continue to benefit ARM.  In Q4 2010 ARM’s customers reported about a 30% year-on-year increase in shipments of chips into the mobile segment, driven by a doubling in smartphone shipments.

In addition, ARM’s momentum in mobile computing continued with many leading OEMs announcing mobile computers utilizing ARM technology-based chips

4 Source: Semiconductor Industry Association, November 2010
5 Source: Semiconductor Industry Association, November 2010
6 Excluding shipments of ARM-based chips into mobile computers such as tablets and netbooks

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PIPD licensing
Freescale became ARM’s first subscription licensee for physical IP at an advanced technology node.  This agreement will enable Freescale to deploy ARM’s advanced physical IP into chips for a broad range of applications and forms a multi-year commitment from Freescale to leverage ARM’s investment in advanced technology.  Five other fabless semiconductor companies licensed advanced physical IP technology, at 28nm and 40nm, for use with royalty-bearing foundry platforms.  In addition, ARM signed another new physical IP license in Q4 for a royalty-bearing 130nm foundry platform.  Each platform contains a wide range of physical IP technology components, typically a mix of standard cell libraries and memories.  Cumulatively, 77 physical IP foundry platform licenses have now been signed.  This combination of an expanding base of foundry platform licenses for physical IP and the adoption of that technology by major semiconductor vendors drives ARM’s future royalty potential.

ARM is seeing increasing demand for physical IP optimised for use with processors, such as the Cortex-A family.  These processor optimisation packages (POPs) enable the licensee to more readily achieve a high-performance, low-power processor implementation through specially optimized physical IP technology.  For every chip implemented using a POP, ARM receives a royalty both for the processor in the chip and for the physical IP.  During the quarter we signed four licenses for POPs for two different advanced ARM Cortex-A cores at 32nm and 40nm nodes, for use in digital TV, gaming, mobile computing and smartphone applications.  This brings the total number of POP licenses to 10.

Q4 2010 and Cumulative PIPD Licensing Analysis

	Process Node	Total	Platform analysis	Royalty Bearing Foundry
	(nm)		(nm)	Platforms at Each Node
New Royalty Bearing	130	1	22/20	1
Foundry Platform Licenses			32/28	7
			45/40	8
	Total for	Cumulative	65	12
	Quarter	Total	90	11
Processor Optimisation	4	10	130	18
Packages			180 to 250	20
			Total	77

Shortly after the end of the quarter, ARM and IBM announced an R&D collaboration that extends the companies’ existing technology partnership around advanced processes and physical IP.  This agreement enables ARM to develop physical IP and optimised processor implementations through access to IBM’s process technology through the 20nm and 14nm nodes.  These advanced platforms will form the foundation for future generations of low-power high-performance applications such as mobile computing and consumer electronics.

PIPD royalties
Physical IP royalties are generated mainly from chip wafers manufactured in foundries such as GLOBALFOUNDRIES, TSMC and UMC.  Royalties are recognised one quarter in arrears with royalties in Q4 generated from wafer unit shipments in Q3.

Underlying PIPD royalties in Q4 2010 were $11.6 million, up 12% year-on-year, to a record high.  ARM’s physical IP royalty revenues from advanced nodes, at 65nm and below, have increased three-fold from Q4 2009 and now contribute 30% of total physical IP royalty revenue.

People
At 31 December 2010, ARM had 1,889 full-time employees, a net increase of 179 since the start of the year. At the end of 2010, the group had 784 employees based in the UK, 505 in the US, 219 in Continental Europe, 276 in India and 105 in the Asia Pacific region.

Principal risks and uncertainties
The principal risks and uncertainties faced by the Group  are noted within the Annual Report on Form 20-F for the year ended 31 December 2009 which is on file with the Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov.  There have been no changes to these risks that would materially impact the Group in the foreseeable future.  These include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; ARM may have to protect its intellectual property or defend itself against claims that we have infringed others’ proprietary rights; an infringement claim or a significant damages award would adversely impact ARM’s operating results; companies within the semiconductor industry may consolidate reducing the number of customers that ARM may sell its technology to; for ARM to enter new markets or develop new technology may require significant investment and may not result in profitable operations; and ARM competes in the intensely competitive semiconductor market.

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ARM Holdings plc
Consolidated balance sheet - IFRS

	31 December	31 December
	2010	2009
	Unaudited	Audited
	£’000	£’000
Assets
Current assets:
Financial assets: Cash and cash equivalents	29,363	34,489
Short-term deposits	245,738	105,524
Short-term marketable securities	-	1,795
Embedded derivatives	2,303	2,480
Fair value of currency exchange contracts	-	457
Accounts receivable (see note 4)	105,668	65,247
Prepaid expenses and other assets	20,159	23,635
Current tax assets	3,646	350
Inventories: finished goods	1,784	1,680
Total current assets	408,661	235,657

Non-current assets:
Financial assets: Available-for-sale investments	20,329	9,432
Long-term deposits	15,000	-
Loans and receivables	1,934	-
Prepaid expenses and other assets	1,920	1,611
Property, plant and equipment	13,847	13,565
Goodwill	532,285	516,798
Other intangible assets	12,099	24,696
Deferred tax assets	78,587	42,724
Total non-current assets	676,001	608,826

Total assets	1,084,662	844,483

Liabilities and shareholders’ equity
Current liabilities:
Financial liabilities: Accounts payable	4,305	2,280
Fair value of currency exchange contracts	201	-
Accrued and other liabilities (see note 4)	72,028	46,688
Current tax liabilities	20,216	16,536
Deferred revenue	72,049	39,562
Total current liabilities	168,799	105,066

Non-current liabilities:
Deferred revenue	20,657	-
Deferred tax liabilities	301	720
Total non-current liabilities	20,958	720

Total liabilities	189,757	105,786

Net assets	894,905	738,697

Capital and reserves attributable to equity holders of the Company
Share capital	672	672
Share premium account	351,578	351,578
Share option reserve	61,474	61,474
Retained earnings	381,379	241,950
Revaluation reserve	-	(155)
Cumulative translation adjustment	99,802	83,178
Total equity	894,905	738,697

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ARM Holdings plc
Consolidated income statement – IFRS

	Quarter ended	Quarter ended	Year ended	Year ended
	31 December 2010	31 December 2009	31 December 2010	31 December 2009
	Unaudited	Unaudited	Unaudited	Audited
	£’000	£'000	£'000	£'000

Revenues	113,946	85,182	406,595	305,022

Cost of revenues	(6,566)	(5,413)	(26,071)	(25,471)

Gross profit	107,380	79,769	380,524	279,551

Research and development	(36,635)	(30,382)	(139,750)	(112,215)
Sales and marketing	(19,707)	(16,257)	(70,108)	(61,723)
General and administrative	(16,792)	(13,559)	(63,707)	(59,999)
Total operating expenses, net	(73,134)	(60,198)	(273,565)	(233,937)

Profit from operations	34,246	19,571	106,959	45,614

Investment income	1,240	581	3,634	1,788
Interest payable and similar charges	(566)	(30)	(566)	(143)

Profit before tax	34,920	20,122	110,027	47,259
Tax	(5,211)	(2,781)	(24,053)	(6,820)

Profit for the period	29,709	17,341	85,974	40,439

Earnings per share
Basic and diluted earnings	29,709	17,341	85,974	40,439

Number of shares (‘000)
Basic weighted average number of shares	1,321,629	1,278,164	1,313,186	1,266,624
Effect of dilutive securities: Share options and awards	36,426	38,275	39,007	34,026
Diluted weighted average number of shares	1,358,055	1,316,439	1,352,193	1,300,650

Basic EPS (pence)	2.2	1.4	6.5	3.2
Diluted EPS (pence)	2.2	1.3	6.4	3.1

Diluted earnings per ADS (cents)	10.3	6.4	29.9	15.1

All activities relate to continuing operations.
All of the profit for the period is attributable to the equity shareholders of the parent.

9 of 22

ARM Holdings plc
Consolidated statement of comprehensive income - IFRS

	Quarter ended	Quarter ended	Year ended	Year ended
	31 December 2010	31 December 2009	31 December 2010	31 December 2009
	Unaudited	Unaudited	Unaudited	Audited
	£’000	£’000	£’000	£’000

Profit for the period	29,709	17,341	85,974	40,439
Other comprehensive income:
Unrealised holding gain on available-for-sale investments (net of tax of £nil)	-	4	155	130
Currency translation adjustment	3,786	(6,153)	16,624	(61,718)
Other comprehensive income /(loss) for the period	3,786	(6,149)	16,779	(61,588)
Total comprehensive income/(loss) for the period	33,495	11,192	102,753	(21,149)

10 of 22

ARM Holdings plc
Consolidated cash flow statement - IFRS

	Year ended	Year ended
	31 December	31 December
	2010	2009
	Unaudited	Audited
	£’000	£’000
Operating activities
Profit before tax	110,027	47,259
Investment income (net)	(3,068)	(1,645)
Profit from operations	106,959	45,614
Depreciation and amortisation of tangible and intangible assets	19,949	24,953
Loss on disposal of property, plant and equipment	255	79
Compensation charge in respect of share-based payments	27,129	19,001
Impairment of available-for-sale investments	-	412
Profit on disposal of available-for-sale investments	(37)	(224)
Provision for doubtful debts	(904)	1,018
Provision for obsolescence of inventory	(199)	211
Movement in fair value of currency exchange contracts	658	(18,914)
Movement in fair value of embedded derivatives	177	9,818

Changes in working capital:
Accounts receivable	(39,945)	9,531
Inventories	95	81
Prepaid expenses and other assets	4,695	358
Accounts payable	2,025	(4,673)
Deferred revenue	53,594	10,281
Accrued and other liabilities	25,340	14,564

Cash generated by operations before tax	199,791	112,110
Income taxes paid	(22,859)	(15,550)

Net cash from operating activities	176,932	96,560

Investing activities
Interest received	2,101	1,277
Interest paid	(566)	-
Purchases of property, plant and equipment	(6,182)	(6,030)
Purchases of other intangible assets	(1,173)	(3,888)
Purchases of available-for-sale investments	(10,997)	(9,116)
Proceeds on disposal of property, plant and equipment	146	49
Proceeds on disposal of available-for-sale investments	142	663
Purchase of short and long-term deposits	(153,264)	(104,902)
Outflow from provision of long-term loan	(1,934)	-
Purchases of subsidiaries, net of cash acquired	-	(563)

Net cash used in investing activities	(171,727)	(122,510)

Financing activities
Proceeds received on issuance of shares from treasury	24,015	19,085
Dividends paid to shareholders	(34,323)	(28,961)

Net cash used in financing activities	(10,308)	(9,876)

Net (decrease) in cash and cash equivalents	(5,103)	(35,826)
Cash and cash equivalents at beginning of year	34,489	76,502
Effect of foreign exchange rate changes	(23)	(6,187)
Cash and cash equivalents at end of year	29,363	34,489

11 of 22

ARM Holdings plc
Consolidated statement of changes in shareholders’ equity – IFRS

		Share	Share		Reval-	Cumulative
	Share	premium	option	Retained	-uation	translation
	capital	account	reserve	earnings	reserve	adjustment	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000

At 1 January 2009 (audited)	672	351,578	61,474	182,008	(285)	144,896	740,343
Profit for the year	−	−	−	40,439	−	−	40,439
Other comprehensive income:
Unrealised holding gain on available-for-sale investment	−	−	−	−	130	−	130
Currency translation adjustment	−	−	−	−	−	(61,718)	(61,718)
Total comprehensive income/(expense) for the year	−	−	−	40,439	130	(61,718)	(21,149)
Dividends (see note 3)	−	−	−	(28,961)	−	−	(28,961)
Credit in respect of employee share schemes	−	−	−	19,001	−	−	19,001
Movement on tax arising on share options and awards	−	−	−	10,378	−	−	10,378
Proceeds from sale of own shares	−	−	−	19,085	−	−	19,085
	−	−	−	19,503	−	−	19,503
At 31 December 2009 (audited)	672	351,578	61,474	241,950	(155)	83,178	738,697

At 1 January 2010 (audited)	672	351,578	61,474	241,950	(155)	83,178	738,697
Profit for the year	−	−	−	85,974	−	−	85,974
Other comprehensive income:
Unrealised holding gain on available-for-sale investments	−	−	−	−	155	−	155
Currency translation adjustment	−	−	−	−	−	16,624	16,624
Total comprehensive income for the year	−	−	−	85,974	155	16,624	102,753
Dividends (see note 3)	−	−	−	(34,323)	−	−	(34,323)
Credit in respect of employee share schemes	−	−	−	27,129	−	−	27,129
Movement on tax arising on share options and awards	−	−	−	36,634	−	−	36,634
Proceeds from sale of own shares	−	−	−	24,015	−	−	24,015
	−	−	−	53,455	−	−	53,455
At 31 December 2010 (unaudited)	672	351,578	61,474	381,379	−	99,802	894,905

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Notes to the Financial Information

(1) Basis of preparation
The financial information prepared in accordance with the Group's IFRS accounting policies comprises the consolidated balance sheets as of 31 December 2010 and 31 December 2009, consolidated income statements and consolidated statements of comprehensive income for the three months and years ended 31 December 2010 and 2009, and consolidated cash flow statements and consolidated statements of changes in shareholders’ equity for the years ended 31 December 2010 and 2009, together with related notes.  This condensed set of consolidated financial information for the year ended 31 December 2010 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, “Interim financial reporting”, as adopted by the European Union.  This financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2009, which have been prepared in accordance with IFRSs as adopted by the European Union.

The following new standards and amendments to standards are mandatory for the first time in 2010:

•
IFRS 3 (revised), “Business combinations”.  The revision to this standard continues to apply the acquisition method to business combinations but there are significant changes to the treatment of contingent payments, transaction costs, and the calculation of goodwill.  This could impact the Group’s financial statements in the future if it makes any further acquisitions.

•
Amendment to IFRS 2, “Share-based payment- group cash-settled share-based payment transactions”.  This amendment provides a clear basis to determine the classification of share-based payment awards in both consolidated and separate financial statements.  This has had no material impact on the Group.

•
IFRS5 (amendment) “Non-current assets held for sale and discontinued operations”. This amendment clarifies that IFRS5 specifies the disclosures required in respect of non-current assets classified as held for sale or discontinued operations.  This could have an impact on the Group if it holds such assets in the future.

•
IAS 1 (amendment), “Presentation of financial statements”. The amendment clarifies that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. This has had no impact on the Group as it has not had any transactions of this type.

•
IAS 38 (amendment), “Intangible assets”.  The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives.  This standard could have an impact on the Group in the event that it makes an acquisition and chooses to adopt this policy.

•
Amendment to IAS 39, “Financial Instruments: Recognition and measurement on eligible hedged items”. This amendment makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. This has not impacted the Group since it does not currently designate any financial instruments as hedges.

•
IAS 36 (amendment), “Impairment of assets”.  This amendment clarifies that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment.  This has no impact on the Group since it does not aggregate segments for this purpose.

•	Improvements to International Financial Reporting Standards 2009 were issued in April 2009. These improvements have had no material impact on the results of the Group.

The following new standards, amendments to standards, or interpretations are effective in 2010 but not relevant to the Group:

•
IAS 27 (revised), “Consolidated and separate financial statements”.  This amendment revises the accounting for transactions with non-controlling interests.  This is not relevant to the Group as it currently does not have any non-controlling interests.

•	IFRIC 15, “Agreements for construction of real estate”. This is not relevant to the Group as it does not have any transactions involving real estate.

•
IFRIC 16, “Hedges of a net investment in a foreign operation”. This clarifies the usage and requirements of IAS 21 with respect to net investment hedging. This is not relevant to the Group as it does not undertake such activities.

•	IFRIC 17, “Distributions of non-cash assets to owners”. This is not currently relevant to the Group as it does not make non-cash distributions.

•	IFRIC 18, “Transfers of assets from customers”. This is not relevant to the Group as it has not received any assets from customers.

•
Amendments to IFRIC 9 and IAS 39, “Embedded derivatives”. This amendment allows entities to reclassify particular financial instruments out of the fair value through profit or loss or available for sale categories in specific circumstances. This is not relevant to the Group since it currently does not currently have any transactions that meet the criteria of the amendment.

13 of 22

(2) Share-based payment costs and acquisition-related expenses

Included within the consolidated income statement for the quarter ended 31 December 2010 are total share-based payment costs (including related payroll taxes) of £10.6 million (2009: £8.0 million), allocated £0.7 million (2009: £0.6 million) in cost of revenues, £6.4 million (2009: £4.8 million) in research and development expenses, £2.0 million (2009: £1.5 million) in sales and marketing expenses and £1.5 million (2009: £1.1 million) in general and administrative expenses.

Included within the consolidated income statement for the year ended 31 December 2010 are total share-based payment costs (including related payroll taxes) of £41.9 million (2009: £24.7 million), allocated £2.8 million (2009: £1.7 million) in cost of revenues, £25.2 million (2009: £14.8 million) in research and development expenses, £8.0 million (2009: £4.7 million) in sales and marketing expenses and £5.9 million (2009: £3.5 million) in general and administrative expenses.

Also included within operating expenses for the quarter ended 31 December 2010 is amortisation of intangibles acquired on business combinations of £2.3 million (2009: £3.6 million), allocated £0.7 million (2009: £1.7 million) in research and development expenses and £1.6 million (2009: £1.9 million) in sales and marketing expenses.

Included within operating expenses for the year ended 31 December 2010 is amortisation of intangibles acquired on business combinations of £10.9 million (2009: £15.7 million), allocated £3.5 million (2009: £7.7 million) in research and development expenses and £7.4 million (2009: £8.0 million) in sales and marketing expenses.

(3) Dividends
	Year ended 31 December 2010	Year ended 31 December 2009
	£’000	£’000
Final 2008 paid at 1.32 pence per share	-	16,634
Interim 2009 paid at 0.97 pence per share	-	12,327
Final 2009 paid at 1.45 pence per share	19,022	-
Interim 2010 paid at 1.16 pence per share	15,301	-
	34,323	28,961

In respect of the year ended 31 December 2010, the directors are proposing a final dividend of 1.74 pence per share (an estimated cost of £23.0m). It will be paid on 18 May 2011 to shareholders who are on the register of members on 27 April 2011.

(4) Accounts receivable, and accrued and other liabilities

Included within accounts receivable at 31 December 2010 are £8.9 million (31 December 2009: £12.4 million) of amounts recoverable on contracts. Included within accrued and other liabilities at 31 December 2010 are £17.7 million (31 December 2009: £6.2 million) relating to the provision for payroll taxes on share awards, and £22.7 million (31 December 2009: £10.7 million) relating to employee bonus and sales commission provisions.

14 of 22

(5) Segmental reporting

At 31 December 2010, the Group is organised on a worldwide basis into three main business segments:

Processor Division (PD), encompassing those resources that are centred on microprocessor cores, including specific functions such as graphics IP, fabric IP and embedded software and configurable digital signal processing IP.

Physical IP Division (PIPD), concerned with the building blocks necessary for translation of a circuit design into actual silicon.

Systems Design Division (SDD), focused on the tools and models used to create and debug software and system-on-chip (SoC) designs.

This is based upon the Group’s internal organisation and management structure and is the primary way in which the Chief Operating Decision Maker is provided with financial information.  Whilst revenues are also reported into four main revenue streams (namely licensing, royalties, development systems and services), the costs, operating results and balance sheets are only analysed into these three divisions.

The following analysis is of revenues (in both GBP and USD), operating costs, investment income, interest payable and similar charges, profit/(loss) before tax, tax, profit/(loss) for the year, amortisation of intangible assets and other acquisition related charges, share-based payment costs including employers taxes, restructuring, investment-related charges, goodwill and total assets for each segment and the Group in total.

Year ended 31 December 2010	Processor Division £’000	Physical IP Division £’000	Systems Design Division £’000	Unallocated £’000	Group £’000
Segmental income statement
Revenues (GBP)	315,747	54,855	35,993	-	406,595
Operating costs	(179,224)	(82,519)	(39,493)	1,600	(299,636)
Investment income	-	-	-	3,634	3,634
Interest payable and similar charges	-	-	-	(566)	(566)
Profit/(loss) before tax	136,523	(27,664)	(3,500)	4,668	110,027
Tax	-	-	-	(24,053)	(24,053)
Profit/(loss) for the year	136,523	(27,664)	(3,500)	(19,385)	85,974
Reconciliation to normalised profit/(loss) before tax
Intangible amortisation and other acquisition related charges	2,181	8,413	801	-	11,395
Share-based payment costs including employers taxes	24,969	9,949	6,992	-	41,910
Restructuring	(358)	-	(15)	-	(373)
Investment related charges	4,448	-	-	-	4,448
Normalised profit/(loss) before tax	167,763	(9,302)	4,278	4,668	167,407
Goodwill	139,560	377,767	14,958	-	532,285
Total assets	239,918	414,929	29,820	399,995	1,084,662
Revenues (USD)	$490,747	$85,143	$55,417	-	$631,307

15 of 22

(5) Segmental reporting (continued)

Year ended 31 December 2009	Processor Division £’000	Physical IP Division £’000	Systems Design Division £’000	Unallocated £’000	Group £’000
Segmental income statement
Revenues (GBP)	227,191	44,890	32,941	−	305,022
Operating costs	(148,820)	(81,070)	(37,019)	7,501	(259,408)
Investment income	−	−	−	1,788	1,788
Interest payable and similar charges	−	−	−	(143)	(143)
Profit/(loss) before tax	78,371	(36,180)	(4,078)	9,146	47,259
Tax	−	−	−	(6,820)	(6,820)
Profit/(loss) for the year	78,371	(36,180)	(4,078)	2,326	40,439
Reconciliation to normalised profit/(loss) before tax
Intangible amortisation and other acquisition related charges	2,598	12,056	1,500	−	16,154
Share-based payment costs including employers taxes	13,906	6,489	4,304	−	24,699
Restructuring	7,292	348	831	−	8,471
Investment related charges	188	−	−	−	188
Normalised profit/(loss) before tax	102,355	(17,287)	2,557	9,146	96,771
Goodwill	135,723	366,258	14,817	−	516,798
Total assets	215,271	402,223	28,089	198,900	844,483
Revenues (USD)	$365,730	$72,148	$51,575	−	$489,453

There are no inter-segment revenues.  The results of each segment have been prepared using accounting policies consistent with those of the Group as a whole.  Unallocated assets include cash and cash equivalents, short and long-term deposits, available-for-sale investments, loans and receivables, embedded derivatives, current and deferred tax, and VAT.  Unallocated operating costs consist of foreign exchange transactions.

16 of 22

(6) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude acquisition-related charges, share-based payment costs, restructuring charges, profit on disposal and impairment of available-for-sale investments, and Linaro-related charges.  Full reconciliations of Q4 2010, Q4 2009, FY 2010 and FY 2009, are shown in notes 6.13 to 6.16.  All figures in £’000 unless otherwise stated.

Summary normalised figures	Q4 2010		Q4 2009		Q3 2010		FY 2010		FY 2009

Revenues (£’000)	113,946		85,182		100,353		406,595		305,022
Revenues ($’000)	179,562		140,017		158,120		631,307		489,453

Gross margin	94.9%		94.3%		94.2%		94.3%		92.2%
Operating expenses	61,242		48,563		56,642		219,001		186,152
Profit from operations	46,883		31,757		37,872		164,339		95,126
Operating margin	41.1%		37.3%		37.7%		40.4%		31.2%

Profit before tax	47,557		32,308		38,782		167,407		96,771
Earnings per share (diluted)	2.90	p	1.79	p	2.08	p	9.34	p	5.45	p

Cash	290,101		141,808		251,856		290,101		141,808
Cash generation	40,665		30,683		64,988		179,910		86,103

	(6.1)	(6.2)	(6.3)	(6.4)	(6.5)
	Q4 2010	Q4 2009	Q3 2010	FY 2010	FY 2009

Revenues (£’000)	113,946	85,182	100,353	406,595	305,022
ARM’s effective exchange rate ($/£)	1.58	1.64	1.58	1.55	1.60
Revenues ($’000)	179,562	140,017	158,120	631,307	489,453

	(6.6)	(6.7)
	31 December 2010	31 December 2009

Cash and cash equivalents	29,363	34,489
Short-term deposits	245,738	105,524
Short-term marketable securities	-	1,795
Long-term deposits	15,000	-
Normalised cash	290,101	141,808

	(6.8)	(6.9)	(6.10)	(6.11)	(6.12)
	Q4 2010	Q4 2009	Q3 2010	FY 2010	FY 2009

Normalised cash at end of period (as above)	290,101	141,808	251,856	290,101	141,808
Less: Normalised cash at beginning of period	(251,856)	(121,689)	(202,257)	(141,808)	(78,789)
Add back: Cash outflow from investments and acquisitions (net of cash acquired)	2,274	4,616	3,746	10,997	9,679
Add back: Cash outflow from payment of dividends	-	12,327	15,301	34,323	28,961
Add back: Cash outflow from restructuring payments	51	2,016	370	4,561	3,450
Add back: Cash outflow from share-based payroll taxes	193	84	91	3,215	742
Add back: Cash outflow from payments related to Linaro	819	-	621	2,678	-
Less: Cash inflow from exercise of share options	(880)	(8,479)	(4,740)	(24,015)	(19,085)
Less: Cash inflow from sale of available-for-sale investments	(37)	-	-	(142)	(663)
Normalised cash generation	40,665	30,683	64,988	179,910	86,103

17 of 22

(6.13) Normalised income statement for Q4 2010

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation	Other acquisition -related charges	Profit on disposal of investments	Restructuring charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£’000	£'000	£'000

Revenues	113,946	−	113,946	−	−	−	−	113,946

Cost of revenues	(5,821)	(745)	(6,566)	−	−	−	−	(6,566)

Gross profit	108,125	(745)	107,380	−	−	−	−	107,380

Research and development	(29,609)	(6,355)	(35,964)	(671)	−	−	−	(36,635)
Sales and marketing	(15,913)	(2,014)	(17,927)	(1,666)	(114)	−	−	(19,707)
General and administrative	(15,720)	(1,482)	(17,202)	−	−	37	373	(16,792)
Total operating expenses	(61,242)	(9,851)	(71,093)	(2,337)	(114)	37	373	(73,134)

Profit from operations	46,883	(10,596)	36,287	(2,337)	(114)	37	373	34,246

Investment income	1,240	−	1,240	−	−	−	−	1,240
Interest payable and similar charges	(566)	−	(566)	−	−	−	−	(566)

Profit before tax	47,557	(10,596)	36,961	(2,337)	(114)	37	373	34,920
Tax	(8,215)	2,228	(5,987)	858	32	(10)	(104)	(5,211)

Profit for the period	39,342	(8,368)	30,974	(1,479)	(82)	27	269	29,709

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,358,055		1,358,055					1,358,055
Earnings per share – pence	2.90		2.28					2.19

ADSs outstanding (‘000)	452,685		452,685					452,685
Earnings per ADS – cents	13.61		10.71					10.28

18 of 22

(6.14) Normalised income statement for Q4 2009

	Normalised	Share-based compensation	Normalised incl share-based compensation	Intangible amortisation	Other acquisition -related charges	Restructuring charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues	85,182	−	85,182	−	−	−	85,182

Cost of revenues	(4,862)	(551)	(5,413)	−	−	−	(5,413)

Gross profit	80,320	(551)	79,769	−	−	−	79,769

Research and development	(23,867)	(4,781)	(28,648)	(1,734)	−	−	(30,382)
Sales and marketing	(12,733)	(1,514)	(14,247)	(1,896)	(114)	−	(16,257)
General and administrative	(11,963)	(1,116)	(13,079)	−	−	(480)	(13,559)
Total operating expenses	(48,563)	(7,411)	(55,974)	(3,630)	(114)	(480)	(60,198)

Profit from operations	31,757	(7,962)	23,795	(3,630)	(114)	(480)	19,571
Investment income	581	−	581	−	−	−	581
Interest payable and similar charges	(30)	−	(30)	−	−	−	(30)

Profit before tax	32,308	(7,962)	24,346	(3,630)	(114)	(480)	20,122
Tax	(8,773)	4,437	(4,336)	1,348	32	175	(2,781)

Profit for the period	23,535	(3,525)	20,010	(2,282)	(82)	(305)	17,341

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,316,439		1,316,439				1,316,439
Earnings per share – pence	1.79		1.52				1.32

ADSs outstanding (‘000)	438,813		438,813				438,813
Earnings per ADS – cents	8.66		7.36				6.38

19 of 22

(6.15) Normalised income statement for FY 2010

	Normalised	Share- based payments	Normalised incl share-based payments	Intangible amortisation	Other acquisition -related charges	Profit on disposal of investments	Restructuring charges	Linaro -related charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£’000	£’000	£'000	£'000

Revenues	406,595	−	406,595	−	−	−	−	−	406,595

Cost of revenues	(23,255)	(2,816)	(26,071)	−	−	−	−	−	(26,071)

Gross profit	383,340	(2,816)	380,524	−	−	−	−	−	380,524

Research and development	(107,559)	(25,206)	(132,765)	(3,544)	−	−	−	(3,441)	(139,750)
Sales and marketing	(54,101)	(8,005)	(62,106)	(7,395)	(456)	−	−	(151)	(70,108)
General and administrative	(57,341)	(5,883)	(63,224)	−	−	37	373	(893)	(63,707)
Total operating expenses	(219,001)	(39,094)	(258,095)	(10,939)	(456)	37	373	(4,485)	(273,565)

Profit from operations	164,339	(41,910)	122,429	(10,939)	(456)	37	373	(4,485)	106,959

Investment income	3,634	−	3,634	−	−	−	−	−	3,634
Interest payable and similar charges	(566)	−	(566)	−	−	−	−	−	(566)

Profit before tax	167,407	(41,910)	125,497	(10,939)	(456)	37	373	(4,485)	110,027
Tax	(41,085)	11,729	(29,356)	4,033	128	(10)	(104)	1,256	(24,053)

Profit for the period	126,322	(30,181)	96,141	(6,906)	(328)	27	269	(3,229)	85,974

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,352,193		1,352,193						1,352,193
Earnings per share – pence	9.34		7.11						6.36

ADSs outstanding (‘000)	450,731		450,731						450,731
Earnings per ADS – cents	43.88		33.40						29.86

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(6.16) Normalised income statement for FY 2009

	Normalised	Share-based compensation	Normalised incl share-based compensation	Intangible amortisation	Other acquisition -related charges	Disposal / impairment of investments	Restructuring charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues	305,022	−	305,022	−	−	−	−	305,022

Cost of revenues	(23,744)	(1,727)	(25,471)	−	−	−	−	(25,471)

Gross profit	281,278	(1,727)	279,551	−	−	−	−	279,551

Research and development	(89,742)	(14,817)	(104,559)	(7,656)	−	−	−	(112,215)
Sales and marketing	(48,543)	(4,697)	(53,240)	(8,027)	(456)	−	−	(61,723)
General and administrative	(47,867)	(3,458)	(51,325)	(15)	−	(188)	(8,471)	(59,999)
Total operating expenses	(186,152)	(22,972)	(209,124)	(15,698)	(456)	(188)	(8,471)	(233,937)

Profit from operations	95,126	(24,699)	70,427	(15,698)	(456)	(188)	(8,471)	45,614
Investment income	1,788	−	1,788	−	−	−	−	1,788
Interest payable and similar charges	(143)	−	(143)	−	−	−	−	(143)

Profit before tax	96,771	(24,699)	72,072	(15,698)	(456)	(188)	(8,471)	47,259
Tax	(25,929)	10,642	(15,287)	5,869	128	53	2,417	(6,820)

Profit for the period	70,842	(14,057)	56,785	(9,829)	(328)	(135)	(6,054)	40,439

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,300,650		1,300,650					1,300,650
Earnings per share – pence	5.45		4.37					3.11

ADSs outstanding (‘000)	433,550		433,550					433,550
Earnings per ADS – cents	26.39		21.15					15.06

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Notes

The results shown for Q4 2010, Q3 2010, Q4 2009, and FY 2010 are unaudited. The results shown for FY 2009 are audited. The consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2009 were approved by the Board of directors on 31 March 2010 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q4 2010 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2009 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2009.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of acquisitions, unforeseen liabilities arising from these acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market share and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2009 including (without limitation) under the captions, “Risk Factors”(on pages 4 to 11) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; and ARM Sweden AB.

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